Exhibit 99.1

Goldcorp Investor Tour to Provide Update on Éléonore Mine Ramp-up

(All amounts in $US unless stated otherwise)

TSX: G NYSE: GG

VANCOUVER, Sept. 8, 2015 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) is pleased to provide an update in advance of its upcoming analyst and investor tour at the Éléonore mine in the James Bay region of Quebec.

Commercial production at Éléonore was declared on April 1, 2015 following the first gold pour on October 1, 2014.  First-half 2015 gold production totaled 76,300 ounces.   Following the successful resolution of previously-reported initial start-up issues, underground development, mine tonnage production and mill throughput have all increased in accordance with plan. In addition to these improvements, higher second half gold production at Éléonore is also dependent upon higher gold grades expected in Horizon 4, the deepest of the four mining horizons that comprise Éléonore's forecast 2015 gold production.

The Roberto deposit is hosted in sedimentary rock, and mined material from all four horizons has identified a wide range of folding and faulting consistent with the host rock package.  With the first mining stope from Horizon 4 now underway, in-situ ore grades have been as expected, however higher than anticipated folding is being encountered. Mining in these folded veins areas is resulting in higher dilution and therefore lower than planned mined grades and gold production. The Éléonore team is working to adjust stope design to minimize these impacts.

As a result of these conditions, the Company has revised 2015 gold production guidance at Éléonore to between 250,000 and 270,000 ounces.  Goldcorp's overall gold production remains on track, with guidance unchanged and expected at the higher end of a range between 3.3 million and 3.6 million ounces.

The Éléonore mill ramp-up continues to progress successfully, with daily throughput averaging 5,418 tonnes in August and achieving nameplate capacity of 7,000 tonnes on August 11, 2015.  Ramp-up of the mine and mill to full throughput of 7,000 tonnes per day remains on track for the first half of 2018.

Exploration

Drilling in 2015 continues to target the lower portion of the Roberto deposit below 650 metres in what will become Horizons 5 and 6. Positive results continue to support the potential for successful conversion of resources to reserves and extend the deposit at depth, which remains open including the core area.  Positive results continue in the 494 target area adding confidence to the size and importance of this target.

Crown Pillar

Work on the Éléonore crown pillar pre-feasibility study continues to advance in the third quarter with completion anticipated by the end of 2015.  Major activities included the progression of the trade-off study between open pit and underground mining, determination of the dike location, and permitting and stakeholder engagement efforts.

Presentation slides to be used during the Éléonore tour are available under the "Investor Resources-Presentations" section at www.goldcorp.com.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas.  A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

Scientific and technical information contained in this news release was reviewed and approved by Gil Lawson, P.Eng., Vice-President, Geology and Mine Planning for Goldcorp, and a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, development at existing mines, permitting timelines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, the completion of technical studies and reports, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon certain estimates and assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous estimates and assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, increased costs, delays, suspensions and technical challenges associated with capital projects, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead, zinc and other commodities; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included or incorporated by reference in this document, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: For further information, please contact: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:30e 08-SEP-15